November 23, 2010

VIA COURIER AND EDGAR

	Re:	FXCM Inc.
Amendment No. 3 to
Registration Statement on Form S-1
Filed November 15, 2010
File No. 333-169234
Angela McHale, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3010
Washington, D.C. 20549
Dear Ms. McHale:
          On behalf of FXCM Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 4 to the above-referenced Registration Statement (“Amendment No. 4”) relating to the offering of the Company’s Class A common stock, marked to show changes from Pre-Effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”) as filed on November 15, 2010. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.
          In addition, we are providing the following responses to your comment letter, dated November 22, 2010, regarding Amendment No. 3. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer

FXCM Inc.	2	November 23, 2010
to the page numbers of Amendment No. 4. The responses and information described below are based upon information provided to us by the Company.
General
1.	Your response to comment 1 of our letter dated November 12, 2010, is still under review. We may have further comments.

The Company acknowledges the Staff’s comment.
Summary, page 1
2.	Please quantify the benefits each of your officers, directors, major shareholders and their respective affiliates will receive in the offering. For example, please quantify the amount of the offering proceeds that each such person will receive in exchange for their Holding Units in the summary section.

The Company has revised its disclosure on page 7 of Amendment No. 4 to disclose the amounts that will be received by each of its directors, officers and significant equityholders and their respective affiliates.
Dilution, page 52
3.	We note your calculation of pro forma tangible book value as of September 30, 2010 taking into account your acquisition of ODL Group Limited on October 1, 2010. Please tell us how you determined that certain assets, such as deferred tax assets, are tangible.

The Company advises the Staff that it has reevaluated which of its assets are tangible for purposes of the presentation under the caption “Dilution” and has concluded that the assets on its pro forma balance sheet other than deferred tax assets and intangible assets and goodwill are tangible. Accordingly, the Company has revised its disclosure on page 52 of Amendment No. 4 to disclose that its pro forma net tangible book value as of September 30, 2010 was approximately $123.7 million. This number was calculated by taking Total assets of $846,146 thousand less Intangible assets and goodwill, net of $65,014 thousand less Deferred tax asset of $3,752 thousand less Total liabilities $653,716 thousand.

4.	Please provide to us your calculation of pro forma net tangible book value after giving effect to the pro forma offering and other adjustments.

The Company advises the Staff that it has calculated its pro forma net tangible book value after giving effect to the offering transactions and other adjustments of $96.5 million as follows: Total assets of $962,363 thousand less Intangible assets and goodwill, net of $65,014 thousand less current and non-current Deferred tax assets of $3,557 thousand and $74,070 thousand, respectively, less Total liabilities of $723,215 thousand. The Company respectfully advises the

FXCM Inc.	3	November 23, 2010
Staff that in Amendment No. 3, it had added back to pro forma net tangible book value after giving effect to the pro forma offering and other adjustments the current and non-current Payables to related parties pursuant to tax receivable agreements on the basis that such liabilities are intrinsically linked to the associated deferred tax assets and would be expected to be subject to a corresponding reduction in the event that such deferred tax assets are not ultimately realized.
Unaudited Pro Forma Consolidated Financial Information, page 54
Unaudited Pro Forma Consolidated Statement of Financial Condition, page 55
Adjustment (6), page 58
5.	We note your response to prior comment 5 and corresponding disclosure added to page 46. Please provide similar disclosure within your pro forma adjustment to clearly illustrate that subsequent to the offering, the holders of the 26 outstanding shares of Class B common stock will hold 80% of the voting power in FXCM Inc,

The Company has revised its disclosure on page 46 of Amendment No. 4 to address the additional matter identified in the Staff’s comment.
* * * * * * * * * *
          Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT llp

cc:	Securities and Exchange Commission Sonia Barros, Esq. Mark Rakip Robert Telewicz FXCM Inc. Drew Niv Robert Lande David Sassoon Shearman & Sterling LLP Robert Evans III